NO ACT

P.E.
10/21/2014



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



14008080

Received SEC

DIVISION OF
CORPORATION FINANCE

NOV 20 2014

Washington, DC 20549

November 20, 2014

Act: 1934
Section:
Rule: 14a-8 (CDS)
Public
Availability: 11-20-14

Lillian Brown
Wilmer Cutler Pickering Hale and Dorr LLP
lillian.brown@wilmerhale.com

Re: The Walt Disney Company
Incoming letter dated October 21, 2014

Dear Ms. Brown:

This is in response to your letter dated October 21, 2014 concerning the shareholder proposal submitted to Disney by Bruce A. Johnson, Jr. We also have received a letter from the proponent dated October 27, 2014. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Bruce A. Johnson, Jr.
bajjlaw@aol.com

November 20, 2014

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Walt Disney Company
Incoming letter dated October 21, 2014

The proposal seeks to preserve the policy of acknowledging the Boy Scouts of America as a charitable organization to receive matching contributions under Disney's "Ears to You" program.

There appears to be some basis for your view that Disney may exclude the proposal under rule 14a-8(i)(7), as relating to Disney's ordinary business operations. In this regard, we note that the proposal relates to charitable contributions to a specific organization. Accordingly, we will not recommend enforcement action to the Commission if Disney omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Michael J. Reedich
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

October 27, 2014

VIA ELECTRONIC MAIL AND HAND-DELIVER
U.S. Securities & Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Exclusion of Shareholder Proposal of Bruce A. Johnson, Jr.

Dear Sir or Madam:

I write in response to the correspondence of Lillian Brown of Wilmer Cutler Pickering Hale, dated October 21, 2014, and sent on behalf of The Walt Disney Company (the "Company") indicating the Company's intention to exclude from its proxy materials to be filed and distributed in connection with its 2015 annual meeting of a certain shareholder proposal I submitted in accordance with SEC Rule 14A-8. The proposal submitted concerns the preservation of the policy of the Company acknowledging the Boy Scouts of America ("Boy Scouts" or "BSA") as a charitable organization to receive matching contributions (grants) under the Company's "Ears to You" program (hereinafter the "Boy Scouts Proposal").

I urge the staff of the Division of Corporation Finance (the "Staff") to deny the Company's request to concur that it will take no action if the Company excludes the Boy Scouts Proposal from its proxy materials pursuant to Rule 14a-8(i)(7) of the Security Exchange Act of 1934. Although the proposal relates to the Company's business, it is not excludable under Rule 14a-8(i) (7) because the Boy Scouts Proposal focuses on a sufficiently significant social policy issue which transcends the day-to-day business matters of the Company.

I. The Boy Scouts Proposal Background

Recently, the Company gave notice to the Boy Scouts that it will be discontinuing its long standing policy of providing grants to the Boy Scouts. Since 1971, the Company has provided certain funding through grants to the Boy Scouts under the "Ears to You" program (the "Program"). Beginning in 2015, the Company will no longer provide funding to the Boy Scouts because of the Boy Scouts. current policy which prohibits homosexual adults from serving as "Troop Leaders." As a result, the company seeks to remove the Boy Scouts from its list of charitable organizations which receive grants under the program.

By letter dated September 18, 2014, I submitted a Proposal urging the Shareholders of the Company to vote to preserve the policy of acknowledging the Boy Scouts as a charitable organization eligible to receive grants under the Program to the Company for inclusion in the 2015 Proxy Statement. A true and exact copy of my Proposal is attached hereto as Exhibit A. In my statement support thereof, I noted the following:

* Walt Disney should continue to fund programs that help children become leaders and productive men in society. The BSA has a proven track record of creating civic leaders. Astronauts, such as Neil Armstrong, Gerald Ford, and Walter Cronkite are just a few of the notable citizens and statesmen that the BSA has produced from its ranks.

* The BSA does not condone discrimination against boys and young men that may identify themselves as homosexual.

* The policy of not allowing gay men to serve as Troop Leaders is a sound policy grounded in scriptural teachings and the premise that homosexuality is not ideal behavior for a young man.

* This policy also prevents the exploitation of young boys that become members of BSA.

* Removing the BSA from the list of charitable organizations to receive matching funds only hurts the young men and boys that currently benefit from Disney grants. The BSA operations could be limited, thus restricting essential growth and life opportunities for BSA members. Moreover, eliminating funding form such a respected organization would hurt the Disney image.

* Removing the BSA from the list of charitable organizations under the Program would not incentivize the BSA to change its policy but only be construed as impermissible tampering with the policy and decision making of its organization.

II. The Boy Scouts Proposal Must Not Be Excluded Under Rule 14a-8(i) (7) As It Relates To A Substantial Policy Issue.

The Boy Scouts Proposal is not excludable because it concerns issues of substantial social policy. Rule 14a-8(i) (7) permits a company to exclude a shareholder proposal from its proxy materials where the proposal concerns "a matter relating to the company's ordinary business operations." SEC Release No. 34-40018 (May 21, 1998). However, "[t]he fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on „sufficiently significant social policy issues . . . would not be considered to be excludable, because the proposals would transcend the day-to-day business matters . . . ." See also SLB No. 14c (June 28, 2005). While the Company has recited a litany of no-action letters excluding proposals in support of their position, the Staff has long maintained that "the determination as to whether a proposal deals with a matter "relating to a company's ordinary business operations is made on a case-by-case basis, taking into account factors such as the nature of the proposal and the circumstances of the company to which it is directed." See SLB No. 14E (October 27, 2009).

The Boy Scouts Proposal, which asks the Company to continue to provide funding the Boy Scouts even though the Boy Scouts does not allow homosexuals to become Troop Leaders, transcends the day-to-day business matters of management of the Company as it focuses on several sufficiently significant social policy issues, including: whether financial support for programs that help produce leaders and productive men in society should be eliminated; BSA's internal policy is a sound basis for which the company should withhold, funds to an organization it has contributed to for over forty years and whether the discontinuing of funding to BSA hurts current members and/or the Company's reputation. These are significant social policy for the company that the shareholder should be permitted to weigh in on.

It is undisputable that the public debate and legislative interest surrounding what constitutes discrimination against homosexuals has become increasingly significant in recent months. In light of this widespread public debate, and consistent with the Staff's historical analysis of the "ordinary business" exclusion, the Boy Scouts Proposal presents a substantial policy issue that should be considered by the owners of the Company.

Finally, the Boy Scouts Proposal in no way seeks to "micro-manage" the Company by probing into matters so complex that shareholders are not in a position to make an informed decision. Having provided funds to the Boys Scouts for over forty years, the question of whether the Company should continue this policy cannot conceivably involve such complexity that shareholders, as a group, would not be in a position to make an informed judgment. Rather the Boy Scouts Proposal presents a relatively simple proposition containing all of the relevant fact necessary to for shareholders to vote on.

III. Conclusion

Based on the foregoing, I respectfully request that the Staff deny the request of the Walt Disney Company to concur that it will take no action if the Company excludes from the 2015 Proxy Statement my proposal urging the shareholders of the Company to preserve the policy of acknowledging the Boy Scouts of America as a charitable organization eligible to receive grants under the "Ears to You" program.

Should you have any questions regarding this request, please do not hesitate to contact me by phone at (301) 860-1505 or by email at bajjlaw@aol.com. Thank you.

Sincerely,

Bruce A. Johnson, Jr.

cc:

Lillian Brown, Esquire
Wilmer Cutlery Pickering Hale and Dorr LLP
1875 Pennsylvania Avenue, NW
Washington, DC 20006

Roger J. Patterson, Esquire
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

WILMERHALE

Lillian Brown

+1 202 663 6743 (t)
+1 202 663 6363 (f)
lillian.brown@wilmerhale.com

October 21, 2014

Via E-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: The Walt Disney Company
Exclusion of Shareholder Proposal Submitted by Bruce A. Johnson, Jr.

Ladies and Gentlemen:

We are writing on behalf of our client, The Walt Disney Company (the "Company"), to inform you of the Company's intention to exclude from its proxy statement and proxy to be filed and distributed in connection with its 2015 annual meeting of shareholders (the "Proxy Materials") a shareholder proposal and statement in support thereof (collectively, the "Shareholder Proposal") submitted by Bruce A. Johnson, Jr. (the "Proponent") relating to the preservation of "the policy acknowledging the Boy Scouts of America as an [sic] charitable organization to receive matching contributions (grants) under the 'Ears to You' program."

The Company respectfully requests that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") advise the Company that it will not recommend any enforcement action to the Commission if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7) under the Securities Exchange Act of 1934 (the "Exchange Act"), on the basis that the Shareholder Proposal relates to the Company's ordinary business operations.

Pursuant to Exchange Act Rule 14a-8(j), the Company is submitting electronically to the Commission this letter, and the Shareholder Proposal and related correspondence (attached as <u>Exhibit A</u> to this letter), and is concurrently sending a copy to the Proponent, no later than eighty calendar days before the Company intends to file its definitive Proxy Materials with the Commission.

Background

On September 22, 2014, the Company received the following Shareholder Proposal from the Proponent, for inclusion in the Proxy Materials;

> **Resolved,** that Bruce A. Johnson, Jr. urges the Shareholders of Walt Disney Company to preserve the policy of acknowledging the Boy Scouts of America as an [sic] charitable organization to receive matching contributions (grants) under the "Ears to You" program (the program).
>
> Walt Disney Company has given notice to the Boy Scouts of America ("Boy Scouts") that it will no longer provide funding to it starting in 2015 because of the Boy Scouts' decision to not allow homosexuals to serve as Troop Leaders. Since 1971 the Walt Disney Company has provided grants to the BSA. The Boy Scouts of America (BSA) currently enforces a policy that omits homosexual adults from serving as "Troop Leaders." In light of this policy, the Disney Company now seeks to remove the BSA from its list of charitable organizations, which obtains grants under the program. The shareholders of Disney Company should direct the Board of Directors to reject this decision and to continue provide [sic] grants to the BSA. In support thereof, Mr. Johnson states as follows:
>
> - Walt Disney should continue to fund programs that help children become leaders and productive men in society. The BSA has a proven track record of creating civic leaders. Astronauts, such as Neil Armstrong, Gerald Ford, and Walter Cronkite are just a few of the notable citizens and statesmen that the BSA has produced from its ranks.
> - The BSA does <u>not</u> condone discrimination against boys and young men that may identify themselves as homosexual.
> - The policy of not allowing gay men to serve as Troop Leaders is a sound policy grounded in scriptural teachings and the premise that homosexuality is not ideal behavior for a young man.
> - This Policy also prevents the exploitation of young boys that become members of BSA.

- Removing the BSA from the list of charitable organizations to receive matching funds only hurts the young men and boys that currently benefit from Disney grants. The BSA operations could be limited, thus restricting essential growth and life opportunities for BSA members. Moreover, eliminating funding from such a respected organization would hurt the Disney image.
- Removing the BSA from the list of charitable organizations under the program would not incentivize the BSA to change its policy but only be construed as impermissible tampering with the policy and decision making of its organization.

Basis for Exclusion

We respectfully request that the Staff concur in our view that the Shareholder Proposal may be excluded pursuant to Rule 14a-8(i)(7), which provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal deals with a matter relating to the company's ordinary business operations.

The Proposal May Be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal if the proposal "deals with a matter relating to the company's ordinary business operations." The underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." SEC Release No. 34-40018 (May 21, 1998) (the "1998 Release"). As set out in the 1998 Release, there are two "central considerations" underlying the ordinary business exclusion. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second is that a proposal should not "seek[] to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

The Shareholder Proposal implicates both of the above-described policy considerations. As a diversified worldwide entertainment company, the Company engages in charitable giving in multiple countries, and decisions about the specific recipients of charitable contributions constitutes a critical component of the Company's day-to-day management.

Delaware General Corporation Law provides corporations with the specific power to "[m]ake donations for the public welfare or for charitable, scientific or educational purposes, and in time of war or other national emergency in aid thereof . . . ." Del. Code Ann. tit. 8, § 122(9) (2014). Decisions regarding the exercise of this specific power are multi-faceted, complex and based on a range of factors beyond the knowledge and expertise of shareholders. Selecting from a range of communities and social issues to support, choosing beneficiaries, and allocating financial and labor resources are fundamental ordinary business issues for the Company's management. These decisions require management to align charitable activities with a variety of goals served by the activities, including meeting the needs of the communities in which the Company operates, promoting projects that align with the Company's business strategy, and selecting among competing projects in the context of limited resources. Selecting charitable activities can require coordination of the Company's marketing, public relations, and financial divisions as well as each of the Company's operating businesses. Due to the scope and complexities of the Company's charitable activities, changes to the Company's charitable activities necessarily involve multiple legal, business, cultural, internal and external considerations. The range of factors to be considered, including risks to the Company's reputation, are outside the knowledge and expertise of shareholders and are exactly the type of management task that could not, as a practical matter, be subject to direct shareholder oversight.

In addition to interfering with management's day-to-day operations, the Shareholder Proposal seeks to "micro-manage" the Company. Selecting specific charitable beneficiaries from the wide universe of possible recipients requires an extensive and informed analysis of the activities of the proposed recipient, the Company's available resources, and many other factors. This evaluation, and the specialized knowledge needed to make it, render this an area of corporate activity that involves a complex set of considerations and necessarily rests squarely within the Company's ordinary business operations. Here, however, the Shareholder Proposal instructs the Company to allow charitable support to one, particular organization – the Boy Scouts of America – and in so doing seeks to empower the Company's shareholders to direct corporate decision making in an area as to which shareholders are not in a position to make an informed decision. The Staff has made clear that decisions of this nature should be left to management and the board of directors and giving shareholders the ability to participate in these business decisions would constitute inappropriate micro-management of the Company's business.

Thus, the Staff has consistently granted no-action relief under Rule 14a-8(i)(7) where the shareholder proposal requests that charitable contributions be made, or not be made, to specific organizations, including, in one case, to the specific charity at issue in the Shareholder Proposal. In The Boeing Company (January 21, 2005), the Staff permitted exclusion of a proposal that directed the company to include the Boy Scouts of America as an eligible organization in the company's gift matching program, on the basis that the proposal related to "Boeing's ordinary business operations (i.e., contributions to a specific organization)." Similarly, and more recently, in PepsiCo, Inc. (February 24, 2010), the Staff permitted exclusion of a proposal requesting that PepsiCo specifically prohibit financial or other support of any "organization or philosophy which either rejects or supports homosexuality," noting that "[p]roposals that concern charitable contributions directed to specific types of organizations are generally excludable under rule 14a-8(i)(7)." Likewise, in Target Corporation (March 31, 2010), the Staff permitted exclusion of a proposal requesting a report on charitable donations and a feasibility study of policy changes, "including minimizing donations to charities that fund animal experiments," on the basis that it related to Target's ordinary business operations in that it concerned "charitable contributions directed to specific types of organizations." The Staff cited the same rationale in Starbucks Corporation (December 16, 2009), which involved a proposal nearly identical to the Target proposal. *See also* Walgreen Co. (October 20, 2006) (concurring in the exclusion of a proposal that the company refrain from providing support to any "gay games" or future activities promoting homosexual activity, on the basis that the proposal related to the company's "ordinary business operations (i.e., contributions to specific types of organizations)"); BellSouth Corporation (January 17, 2006) (proponent's request for reconsideration denied) (concurring in the exclusion of a proposal requesting that the board make no contribution to any legal fund used in defending any politician, on the basis that the proposal related to the company's "ordinary business operations (i.e., contributions to specific types of organizations)"); Verizon Communications Inc. (January 25, 2005) (concurring in the exclusion of a proposal that requested the company to cease financial support to any nonprofit organization identified with Jesse Jackson pursuant to Rule 14a-8(i)(7), on the basis that it related to "Verizon's ordinary business operations (i.e., contributions to specific organizations)"); Wachovia Corporation (January 25, 2005) (concurring in the exclusion of a proposal that requested that the "board disallow the payment of corporate funds to Planned Parenthood and any other organizations involved in providing abortion services," on the basis that it related to "Wachovia's ordinary business operations (i.e., contributions to specific types of organizations)"); Aetna Inc. (February 23, 2002) (concurring in the exclusion of a proposal that related to the company's contributions to organizations that promote "larger government or more government regulation," on the basis that the proposal related to the company's "ordinary business operations (i.e., contributions to specific types of organizations)").

Even where proposals on their face appear to relate to charitable contributions more generally, the staff has permitted exclusion of proposals that are actually intended to target a specific issue or charitable recipient. For example, in The Home Depot, Inc. (March 18, 2011), the Staff permitted exclusion of a proposal requesting that the company publish on its website a list of recipients of "corporate charitable contributions or merchandise vouchers of $5,000 or more." The proposal's supporting statement focused primarily on the gay, lesbian, bisexual and transgender community and associated organizations. In granting no-action relief, the Staff noted that the proposal related to "Home Depot's ordinary business operations. In this regard, we note that the proposal relates to charitable contributions to specific types of organizations." Similarly, in Pfizer Inc. (February 12, 2007) (request for no-action relief simultaneously withdrawn) and Johnson & Johnson (February 12, 2007), the Staff permitted exclusion of a proposal requesting that each company publish all charitable contributions on its website, particularly those to Planned Parenthood and other charitable groups involved in abortions and same sex marriages, noting that the proposal related to "Pfizer's [and Johnson & Johnson's] ordinary business operations (i.e., contributions to specific types of organizations)."

As in the above-cited letters, the Shareholder Proposal addresses the fundamental ordinary business matter of the Company's determination as to charitable contributions to a specific organization, and therefore the type of matter that is excludable under Rule 14a-8(i)(7). Further, as in the above-cited letters, the Shareholder Proposal does not implicate a significant policy issue, but rather appears to be driven by ordinary business concerns. As set out in the 1998 Release, proposals "focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable [under Rule 14a-8(i)(7)], because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Staff provided additional guidance in Staff Legal Bulletin No. 14C, noting that, in determining whether a proposal focuses on a significant policy issue, the Staff considers "both the proposal and the supporting statement as a whole."

The intent of the Shareholder Proposal is clearly stated throughout the Shareholder Proposal. It is for the Company to provide charitable contributions through the Company's Ears to You program to a specific organization – The Boy Scouts of America – not to address more generally the Company's charitable giving. Further, although the Shareholder Proposal references the Boy Scouts' policy disallowing gay men to serve as troop leaders and its policy prohibiting discrimination against boys and young men that may identify as homosexual, as noted earlier, "[p]roposals that concern charitable contributions directed to specific types of organizations are generally excludable under rule 14a-8(i)(7)." PepsiCo, Inc. (February 24, 2010). Based on the Shareholder Proposal's focus on a specific charitable organization and the history of no-action letters in which the Staff has concurred in exclusion of such proposals, we do not believe that the Shareholder Proposal implicates a significant policy issue. Rather, as in the above no-action letters, the Shareholder Proposal involves the type of day-to-day operational oversight of the Company's business that the ordinary business exclusion in Rule 14a-8(i)(7) was meant to address.

Conclusion

Based on the foregoing, we respectfully request that the Staff concur that it will take no action if the Company excludes the Shareholder Proposal from its Proxy Materials pursuant to Rule 14a-8(i)(7), on the basis that the Shareholder Proposal involves matters that relate to the ordinary business operations of the Company.

If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 202-663-6743 or at lillian.brown@wilmerhale.com. I would appreciate your sending your response via e-mail to me at the above address, as well as to Roger Patterson, Associate General Counsel and Assistant Secretary, The Walt Disney Company, at Roger.Patterson@disney.com. In addition, should the Proponent choose to submit any response or other correspondence to the Commission, we request that the Proponent concurrently submit that response or other correspondence to the undersigned, as required pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D.

Best regards,



Lillian Brown

Enclosures

cc: Roger J. Patterson
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 S. Buena Vista Street
Burbank, CA 91521-0615

Bruce A. Johnson, Jr.
JRI Properties
4301 Northview Drive
Bowie, MD 20716
bajjlaw@aol.com

EXHIBIT A



JRI PROPERTIES
4301 NORTHVIEW DRIVE
BOWIE, MARYLAND 20716
(301) 860-1446
(301) 860-1508 (Facsimile)
JRIPRP@aol.com

September 18, 2014

Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030

Re: Shareholder Proposal to Reject Disney's Recent Policy Change to Not Contribute to the Boys Scouts of America

Dear Secretary:

In accordance with SEC Rule 14A-8 and our relevant bylaws, attached is a shareholder proposal for inclusion in the 2015 Proxy Statement.

1. **Eligibility**. Under bylaw section 240.14A-8(b), I am a shareholder of 1% of Disney securities entitled to vote at the upcoming shareholder's meeting. The shares are held in the name of Fidelity Investments. *See*, Exhibit A. I have held the shares for one (1) year and I intend to hold these securities through the date of the shareholder meeting.

2. **Form**. My proposal conforms to the 500 word limit.

3. **Timeliness**. My proposal is hereby submitted before the September 26th deadline.

4. **Propriety**. The Proposal does not conflict with company policy, law, or provide any other basis for exclusion under the bylaws. *See*, Bylaw 240.14A(1).

If you have any questions or concerns, please do not hesitate to contact me at (240) 417-8817 or by email at bajjlaw@aol.com. Thank you.

Sincerely,



Bruce A. Johnson, Jr.

Attachments

PROPOSAL 1: SHAREHOLDER PROPOSAL REQUESTING TO THE RETENTION OF THE BOY SCOUTS OF AMERICA AS AN ORGANIZAION TO RECEIVE "EARS TO YOU" PROGRAM GRANTS.

Proposal Relating to the Retention of the Boy Scouts of America as an Organization to Receive "Ears to You" Program Grants

Resolved, that Bruce A. Johnson, Jr. urges the Shareholders of Walt Disney Company to preserve the policy of acknowledging the Boy Scouts of America as an charitable organization to receive matching contributions (grants) under the "Ears to You" program (the program).

Walt Disney Company has given notice to the Boy Scouts of America ("Boy Scouts") that it will no longer provide funding to it starting in 2015 because of the Boy Scouts' decision to not allow homosexuals to serve as Troop Leaders. Since 1971 the Walt Disney Company has provided grants to the BSA. The Boy Scouts of America (BSA) currently enforces a policy that omits homosexual adults from serving as "Troop Leaders." In light of this policy, the Disney Company now seeks to remove the BSA from its list of charitable organizations, which obtains grants under the program. The shareholders of Disney Company should direct the Board of Directors to reject this decision and to continue provide grants to the BSA. In support thereof, Mr. Johnson states as follows:

- Walt Disney should continue to fund programs that help children become leaders and productive men in society. The BSA has a proven track record of creating civic leaders. Astronauts, such as Neil Armstrong, Gerald Ford, and Walter Cronkite are just a few of the notable citizens and statesmen that the BSA has produced from its ranks.
- The BSA does <u>not</u> condone discrimination against boys and young men that may identify themselves as homosexual.
- The policy of not allowing gay men to serve as Troop Leaders is a sound policy grounded in scriptural teachings and the premise that homosexuality is not ideal behavior for a young man.
- This Policy also prevents the exploitation of young boys that become members of BSA.

- Removing the BSA from the list of charitable organizations to receive matching funds only hurts the young men and boys that currently benefit from Disney grants. The BSA operations could be limited, thus restricting essential growth and life opportunities for BSA members. Moreover, eliminating funding from such a respected organization would hurt the Disney image.
- Removing the BSA from the list of charitable organizations under the program would not incentivize the BSA to change its policy but only be construed as impermissible tampering with the policy and decision making of its organization.

Vote "FOR" Proposal 1.



The Walt Disney Company

Roger J. Patterson
Associate General Counsel and Assistant Secretary
Registered In-House Counsel

October 1, 2014

VIA OVERNIGHT COURIER

Bruce A. Johnson, Jr.
JRI Properties
4301 Northview Drive
Bowie, Maryland 20716

Dear Mr. Johnson:

This letter acknowledges that we received on September 22, 2014, your letter dated September 18, 2014 submitting a proposal for consideration at the Company's 2015 annual meeting of stockholders regarding contributions to the Boy Scouts of America.

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that a shareholder proponent must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the Submission Date. The Company's stock records do not indicate that you are the record owner of sufficient shares to satisfy this requirement. Therefore, under Rule 14a-8(b), you must prove your eligibility by submitting a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of September 18, 2014, you continuously held the requisite number of Company shares for at least one year. You have submitted a letter from Fidelity Investments regarding your ownership of Disney shares as of August 14, 2014, more than a month prior to the submission date of your proposal, and we therefore consider that you have failed to satisfy the requirement to provide evidence of ownership as of the date of submission.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares during the time period of one year preceding and including September 18, 2014. The SEC's rules require that any response to be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at the address on the front of this letter with a copy to me at Roger.Patterson@Disney.com.

500 South Buena Vista Street, Burbank, California 91521-1242
Tel 818.560.6126 Fax 818.560.2092 roger.patterson@disney.com

If you have any questions regarding the foregoing, please let me know. For your reference, I enclose a copy of Rule 14a-8.

Sincerely yours,



Roger J. Patterson

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or



JRI PROPERTIES
4301 NORTHVIEW DRIVE
BOWIE, MARYLAND 20716
(301) 860-1446
(301) 860-1508 (Facsimile)
JRIPRP@aol.com

October 8, 2014

VIA FACSIMILE AND UPS
Roger J. Patterson, Esq.
Associate General Counsel and Assistant Secretary
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521-1030

Re: Shareholder Proposal to Reject Disney's Recent Policy Change to Not Contribute to the Boys Scouts of America

Dear Mr. Patterson:

This letter is written in response to your letter dated October 1, 2014. In that letter you indicate that my proposal for presentation at the 2015 the annual meeting was deficient because I have not established that I was the record owner of at least $2,000 in market share of Walt Disney Shares.

I have enclosed a letter from Fidelity Investments, which confirms that I am the record owner of 141 shares (value of $7,896.29) and have held shares in my name for more than one year prior to September 18, 2014.

If you have any questions, or need more information, please contact me at (240) 417-8817 or by email at bajjlaw@aol.com. Thank you.

Sincerely,



Bruce A. Johnson, Jr.

Enclosures.

Personal Investing

P.O. Box 770001
Cincinnati, OH 45277-0045



October 03, 2014

Bruce A. Johnson Jr.

FISMA & OMB Memorandum M-07-16

Dear Mr. Johnson:

Thank you for contacting Fidelity Investments regarding position Walt Disney Co. (DIS), held in your Individual account ending in ***FISMA & OMB Memorandum M-07-16*** We appreciate the opportunity to assist you.

According to our records, 141.616 shares of position DIS are held at Fidelity Investments in street name for the benefit of Bruce A. Johnson Jr. Mr. Bruce A. Johnson Jr., the record owner for shares of DIS, has held his shares of DIS one year prior to September 18, 2014. He purchased 90 shares of DIS on January 15, 2013 and 50 shares of DIS on September 11, 2013 and these shares have been held continuously since purchase.

Please find that I have enclosed the Financial Event Summary report for position DIS for all activities. Please note that this table contains information as of August 14, 2014 and can be subject to change pending any new and subsequent transactions in the same securities. They may not reflect impact from any previous corporate actions. This information is unaudited and is not intended to replace your monthly statement or official tax documents.

I hope you find this information helpful. If you have any questions regarding this issue or general inquiries regarding your account, please contact a Fidelity representative at 800-544-4442 for assistance.

Sincerely,

Patrick Solomons
High Net Worth Operations

Our File: W940260-02OCT14
Enclosures: Financial Summary Report for Position DIS

Page 21 redacted for the following reason:
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FISMA & OMB Memorandum M-07-16